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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                              449294206
(Title of class of securities)                             (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000


                                February 9, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

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77968.0003

                ------------------------------------------------------------------------------------------------------

       1        NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
                ss. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                             76-0657668
                ------------------------------------------------------------------------------------------------------

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

       3        SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

       4        SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

   NUMBER OF              7         SOLE VOTING POWER:                                  0
     SHARES
                ------------------------------------------------------------------------------------------------------

  BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
    OWNED BY
                ------------------------------------------------------------------------------------------------------

      EACH                9         SOLE DISPOSITIVE POWER:                             0
   REPORTING
                ------------------------------------------------------------------------------------------------------

  PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

       14       TYPE OF REPORTING PERSON:                                               00
                ------------------------------------------------------------------------------------------------------






                                       2

                ------------------------------------------------------------------------------------------------------

       1        NAME OF REPORTING PERSON                                                Timothy J. Gollin
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                               ###-##-####
                ------------------------------------------------------------------------------------------------------

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

       3        SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

       4        SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

   NUMBER OF              7         SOLE VOTING POWER:                                  0
     SHARES
                ------------------------------------------------------------------------------------------------------

  BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
    OWNED BY
                ------------------------------------------------------------------------------------------------------

      EACH                9         SOLE DISPOSITIVE POWER:                             0
   REPORTING
                ------------------------------------------------------------------------------------------------------

  PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

       14       TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------







                                       3

                ------------------------------------------------------------------------------------------------------

       1        NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          ###-##-####
                ------------------------------------------------------------------------------------------------------

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

       3        SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

       4        SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

   NUMBER OF              7         SOLE VOTING POWER:                                  0
     SHARES
                ------------------------------------------------------------------------------------------------------

  BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
    OWNED BY
                ------------------------------------------------------------------------------------------------------

      EACH                9         SOLE DISPOSITIVE POWER:                             0
   REPORTING
                ------------------------------------------------------------------------------------------------------

  PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

       14       TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------


                     This Amendment No. 4 ("Amendment No. 4") amends the Statement on Schedule 13D filed on December 29, 2000, as amended by Amendment No. 1 filed on January 12, 2001, by Amendment No. 2 filed on January 22, 2001 and by Amendment No. 3 filed on February 1, 2001 (the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin") and Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin the "TSP Managers"; and, together with Gollin and TSP the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.


                     ITEM 4. PURPOSE OF THE TRANSACTION

                     On February 9, 2001, the TSP Managers released a press statement that reads as follows:



TRAVIS STREET PARTNERS,  LLC                                  910 TRAVIS STREET
                                                                     SUITE 2150
                                                          HOUSTON,  TEXAS 77002
                                                               FAX 713 759 2040
                                                               TEL 713 759 2030
                                                   WWW.TRAVISSTREETPARTNERS.COM


FOR IMMEDIATE RELEASE

TRAVIS STREET PARTNERS TO RECONSIDER PROPOSAL FOLLOWING ICO EARNINGS DISAPPOINTMENT

Houston, February 9, 2001 - In response to ICO Inc.'s earnings report issued this morning for its fiscal first quarter ended December 31, 2000, Travis Street Partners, LLC ("TSP") said it is reconsidering the terms of its proposal to purchase ICO at $2.85 per share, citing material adverse changes in ICO's financial position since the prior quarter. "We are disappointed by the drop in revenues, the 20% drop in EBITDA, the drop in cash, the drop in operating income, and the drop in earnings per common share," said Tim Gollin, a TSP manager. "We expected, at a minimum, that this quarter would be flat compared to last quarter."

ICO asserted in its press release today that its financial results were "strongly improved." However, the company disclosed that EBITDA dropped from $9.8 million in the prior quarter to $7.8 million this quarter, a drop of more than 20%. In the key plastics processing segment, which represents two-thirds of ICO's revenues and assets, gross margin tumbled 25% from first quarter of FY2000, from 22.7% to 17.3%, while revenues dropped 5% in the same period. For the fiscal first quarter of FY2001, ICO lost $0.02 per share. Additionally the company's cash position has dropped by more than 20% since last quarter.

Less than two weeks ago, management wrote to shareholders, stating that `significant developments' were occurring at ICO and that and `dynamic growth' was imminent. "We are trying to reconcile the comments in ICO's letter with the results the company reported today," Gollin said. "We are baffled why ICO thinks these results are `strongly improved'."

In a departure from prior quarters, ICO has not yet scheduled a public conference call with the investor community to discuss last quarter's financial results. "Unfortunately, we may not have an opportunity to question management about this disappointing quarter," Gollin said.

ICO acquired its plastics processing business in a series of transactions which TSP believes were ill-advised, have led to increased leverage and intangible assets, and have had the result of increasing the voting power of Dr. Asher "Al"
O. Pacholder and his wife, Sylvia A. Pacholder, the Company's chairman/CFO and president/CEO respectively, despite their economic ownership of less than 1% of ICO's common shares. TSP additionally has criticized ICO governance practices, as well as ICO's employment of several Pacholder relatives in key executive slots, ICO's issuance of options to members of the Pacholder family, and voting arrangements made between the Pacholders personally and parties who sold their companies to ICO and received ICO stock as a portion of the consideration. "As we've said before," Gollin added, "the Pacholders get more out of ICO than the shareholders." For fiscal year 2000, ICO management's total compensation was five times greater than its earnings per common share.

TSP was formed by a group of private Houston investors to acquire ICO. TSP has made a proposal to acquire ICO at a base price of $2.85, an 82% premium to ICO's share price prior to the TSP proposal and a 185% premium to ICO's December low, plus a potential bonus payment based on the extent that ICO's performance in its fiscal first quarter outstrips its performance in the quarter ended September 30, 2000. Additionally, TSP has initiated a proxy fight to elect three directors to ICO's board. Their primary agenda, if elected, will be to press for a sale of ICO to the highest bidder. TSP has pledged that its directors will instruct the ICO audit committee to review compensation and other benefits received by Company senior management.

Other information about the TSP proposal and proxy contest is available at www.travisstreetpartners.com. Shareholders wishing to provide information about their shareholdings should contact TSP by email at info@travisstreetpartners.com, providing their name, number of shares held, and contact information.

                                    * * * * *

                         CERTAIN ADDITIONAL INFORMATION

                     The participants in the proposed solicitation of proxies ("TSP Participants") are TSP and the following persons who are, or have funded capital contributions of, members of TSP: Chris N. O'Sullivan, Timothy J. Gollin, Christopher P. Scully, A. John Knapp, James D. Calaway, Charles T. McCord, III, a joint venture between McCord and Calaway, John V. Whiting, Freeman Capital Management LLC, Robert Whiting, Randall Grace, R. Allen Schubert and Stephen F. Martin. In aggregate, the TSP Participants beneficially own 1,158,300 shares of ICO's common stock or 5.11% of such shares outstanding (based on ICO's Annual Report on Form 10-K for the fiscal year ended September

30, 2000). TSP has filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) in connection with a proposed solicitation that the TSP Participants may make with respect to shareholder proxies for the 2001 Annual Meeting of Shareholders of ICO. The Preliminary Proxy Statement contains important information, including additional information about the views and members of TSP as well as the individuals that TSP intends to nominate for election to the ICO Board of Directors. You should read the Preliminary Proxy Statement in its entirety. It can be obtained at no charge on the SEC's web site at http://www.sec.gov or by requesting a copy from MacKenzie Partners, Inc.,
(212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

                     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.



Dated: February 9, 2001

                                     TRAVIS STREET PARTNERS, LLC

                                     By: /s/ Christopher N. O'Sullivan
                                         --------------------------------------
                                         Christopher N. O'Sullivan, Manager



                                          /s/ Timothy J. Gollin
                                         --------------------------------------
                                          Timothy J. Gollin



                                          /s/ Christopher N. O'Sullivan
                                         --------------------------------------
                                          Christopher N. O'Sullivan